                                                               EXHIBIT 1-A(5)(e)

WAIVER OF SELECTED PREMIUM RIDER

EFFECTIVE DATE:
               -----------------------------------------------------------------

BENEFIT After we approve a claim for Total Disability benefits, and while the insured remains totally disabled and the policy remains effective, we will credit this policy with monthly payments in an amount equal to 1/12 the SELECTED PREMIUM. The SELECTED PREMIUM is shown in the Specifications. It is possible that coverage under the policy and this rider will expire prior to the maturity or expiry date if the selected premium is insufficient to continue coverage to such date. No benefit will be provided for a disability that begins after the policy anniversary nearest the insured's 60th birthday or for disability continuing beyond this policy's original Maturity Date.

TOTAL DISABILITY                   Total Disability means the insured:

                                   1. is continuously unable to engage in all of the substantial and material duties of: his own occupation during the first year of disability; and any business, occupation, or employment for which he is reasonably fitted by education, training or experience thereafter; or

                                   2. has permanently lost the sight of both eyes; or

                                   3. has permanently lost the use of both
                                   hands or both feet; or

                                   4. has permanently lost the use of one hand and one foot.

                                   Total Disability of the insured requires:

                                   1. that any condition described in 2., 3., or 4. above and the disability which results, occur after the Effective Date of this rider;

                                   2. that an accidental bodily injury
                                   occurring, or a disease first manifesting itself after the effective date of this rider cause the disability;

                                   3. that disability continues for 6
                                   consecutive months; and

                                   4. that this rider and this policy are in force when disability begins.

EXCLUSIONS AND RISKS NOT COVERED   This rider will provide no benefit if the
                                   insured's Total Disability results from:

                                   1. an intentionally self-inflicted injury;

                                   2. an act of war, declared or undeclared;

                                   3. any military, naval or air service for any country at war, declared or undeclared; or

                                   4. a physical condition present and known on or before the date of issue of this policy.

NOTICE OF CLAIM                    We must receive written notice of claim:
                                   1. during the insured's life; and 2. within one year after the start of insured's Total
                                   Disability: unless it can be shown that such notice was given as soon as reasonably possible.

PROOF OF DISABILITY                We must receive due proof of the insured's
                                   Total Disability before we will credit
                                   Selected Premium benefits under this policy.
                                   Due proof of disability will include
                                   statements from the insured's attending
                                   physician and employer that the insured was and/or is Totally Disabled. Due proof must be furnished to us as soon as reasonably possible. We may also require that a medical examiner of our choice examine the insured.
                                   Such examinations will be done at our
                                   expense.

                                   After we approve a claim, we may ask for due proof that the insured's Total Disability continues before we continue the benefits provided by this rider. This will be done at reasonable intervals. After two years "reasonable intervals" will mean yearly, or less often at our option. The benefits provided by this rider will cease on the next deduction day if you fail to furnish us with due proof, within 30 days after we request such proof, that the insured is still totally disabled.

COST The monthly cost for this rider is shown in the Policy Specifications.

                                   The monthly cost for this rider is based on the insured's: 1. sex; 2. attained age on the Effective Date of this rider; 3. rate class; and 4. Selected Premium. The cost for this rider is included in the monthly deduction. If this rider terminates, the monthly deduction due on this policy will no longer include the cost for this rider.

                                   Any payments which are due under this policy before we approve a claim must be paid before the grace period expires. After a claim is approved, that part of any payment coming due under this policy which exceeds the Selected Premium benefit credited to this policy, if any, must be paid before the grace period expires.

                                   If the claim is approved, we will credit
                                   Selected Premium benefits from the deduction date next following the date Total Disability began. We will credit no more than 12 monthly disability benefit payments for any disability period prior to the date we first received notice of claim.

NOTICE OF RECOVERY                 You are required to notify us as soon as
                                   possible after the insured's Total
                                   Disability ends.

EFFECTIVE DATE                     The Effective Date of this rider is the
                                   Policy Date of the policy unless otherwise provided. This rider will not become effective unless the policy is in effect or becomes effective.

RELATIONSHIP TO POLICY             This rider is part of the policy to which it
                                   is attached. The terms and conditions of the policy apply to this rider. With respect to coverage provided by this rider: where the terms and conditions of the policy and the rider are in conflict, the rider terms prevail.

EXPIRY DATE                        The Expiry Date for this rider is shown in
                                   the Policy Specifications.

TERMINATION OF THIS RIDER          This rider will terminate on the earliest of:

                                   1. the Expiry Date;

                                   2. the day you surrender this policy;

                                   3. the first deduction day after we receive your request to terminate this rider; or

                                   4. the end of a grace period.

                                   Provided this policy remains in force, an eligible claim for disability commencing before the policy anniversary nearest the insured's 60th birthday will not end because this rider terminates.

                                   Signed for the Kemper Investors Life
                                   Insurance Company at its home office in Long
                                   Grove, Illinois.


                                   /s/ DEBRA P. REZABEK       /s/ GALE K. CARUSO
                                         Secretary                 President